Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-213913 on Form S-8 and Registration Statement No. 333-220762 on Form S-3 of our report dated February 22, 2018 (December 11, 2018 as to the effects of the segment change as described in Note 17, Segment Information, and the adoption of Accounting Standards Updates 2017-07 and 2016-18 as described in Note 20, New Accounting Pronouncements), relating to the consolidated and combined financial statements of LSC Communications, Inc. and subsidiaries (the “Company”), which report expresses an unqualified opinion and includes an explanatory paragraph related to the basis of presentation of the consolidated and combined financial statements, appearing in this Current Report on Form 8-K of LSC Communications, Inc. dated December 11, 2018.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 11, 2018